Filed by Layne Christensen Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Layne Christensen Company

Commission File No.: 001-34195

Layne Christensen Announces Date of Special Meeting for Stockholders to Approve

Merger with Granite Construction

Special Meeting to Take Place on June 13, 2018

THE WOODLANDS, Texas – May 15, 2018 – Layne Christensen Company, (NASDAQ: LAYN) (“Layne” or the “Company”), a leading global water management, infrastructure services and drilling company, today announced that it has filed definitive proxy materials with the U.S. Securities and Exchange Commission (“SEC”) and has commenced the mailing of these proxy materials to Layne stockholders in connection with the Special Meeting of Stockholders (the “Special Meeting”) to be held to approve the previously announced merger transaction with Granite Construction Incorporated (“Granite”).

The Special Meeting is scheduled to be held on June 13, 2018 at 9:00 a.m. Central Daylight Time, at 1800 Hughes Landing Boulevard, Ste. 700, The Woodlands, TX 77380. All stockholders of record of Layne’s common stock as of the close of business on May 11, 2018 are entitled to vote their shares at the Special Meeting either in person or by proxy.

Michael J. Caliel, President and Chief Executive Officer of Layne, said, “We look forward to our Special Meeting on June 13, 2018 to approve the previously announced merger transaction with Granite. Our Board of Directors firmly believes that a combination with Granite is in the best interests of Layne’s stockholders.”

As previously announced, in February 2018 Layne entered into an agreement with Granite, whereby Granite will acquire all of the outstanding shares of Layne in an all-stock transaction, with Layne stockholders receiving 0.27 shares of Granite stock for each share of Layne. Layne’s Board of Directors unanimously recommends that stockholders vote “FOR” the adoption of the merger agreement and each of the related proposals noted in the proxy statement.

The Chairman of Layne’s Board has prepared the following letter to stockholders:

Dear Layne Stockholders,

On behalf of Layne’s Board of Directors, I am pleased to present our proposed merger with Granite Construction for your approval. We firmly believe that a combination with Granite is in the best interests of Layne’s stockholders. The Board unanimously recommends that you vote FOR the proposed merger.

The merger of Layne and Granite delivers significant value for Layne’s stockholders in the form of a more than 20% premium over our unaffected share price of $12.62 on February 13, 2018 (the last trading day prior to announcement of the merger), as well as a nearly 15% premium over our three-year-high share price.1 The offer price also represents a 12.2x multiple of enterprise value to our fiscal year 2019 estimated EBITDA2 and an offer price of more than 5.0x our January 31, 2018 year-end book value.

Additionally, the merger presents a compelling opportunity to meaningfully share in the upside potential of a combined entity that will be well-positioned as a national leader across both the transportation and water infrastructure markets, with greater access to lower cost capital. Simply put, Granite’s determination of value is superior to the standalone value of Layne.

[1]	Based on 0.27x Granite’s closing share price of $58.01 on May 15, 2018.
[2]	FY 2019 EBITDA based on equity research consensus estimates of $42.3mm as of 5/15/18, per FactSet.

About Granite and the Benefits of the Proposed Merger

Granite is one of the nation’s largest infrastructure contractors and construction materials producers, with annual revenues approaching $3 billion and a market capitalization greater than $2.3 billion. Granite has publicly expressed its strong desire to expand its presence in the water infrastructure market given its attractive dynamics and strategic fit with Granite’s current end markets. In 2012, Granite acquired Kenny Construction, gaining a strong regional base in the Cured-In-Place Pipe market. Further, in 2018, Granite expanded its water services platform by acquiring LiquiForce, a privately owned company serving public and private sector water and wastewater customers in both Canada and the United States. Now, by joining with Layne, the combined entity will become an even stronger operator in the water infrastructure and pipe rehabilitation market, with the scale and resources to become a leader in this market.

As described in the proxy statement Layne filed with the SEC, Granite developed a deep familiarity with each of our businesses through an extended period of due diligence, starting with its initial approach in late 2016 and leading up to the transaction announcement in February 2018.

By partnering with Granite, Layne stockholders will benefit by becoming part of a stronger company with:

•	Enhanced scale – $600 million of water-related revenues, nearly 7,000 employees, and a diversified and growing customer base – better positioned to capitalize on attractive macro dynamics in the water industry;

•	Wider geographic reach across U.S. markets – particularly in the West and Midwest;

•	A broader portfolio of offerings that meet the needs of public and private sector customers across the full lifecycle;

•	Greater access to capital (at a lower cost) and operational resources to invest across all of our business lines and in a shorter time frame; and

•	A better capitalized balance sheet that will, in our view, fuel growth at a rate superior to Layne’s prospects on a standalone basis.

Since early 2015, Layne’s management team has made significant progress in repositioning the company. However, there are market, execution and capital availability risks associated with our standalone plan. In order to deliver on the strategic plan and financial projections, Layne would need to access substantial capital at a reasonable cost to fund growth, particularly in our Water Midstream business and other distinct operating segments.3

The Process Prior to Announcing the Transaction

The Board did not enter lightly into the agreement with Granite. As detailed in Layne’s proxy statement, the Board, in consultation with its independent financial and legal advisors, conducted an extensive review of Layne’s business and explored a variety of strategic alternatives dating back to early 2016, prior to unanimously recommending the proposed merger with Granite. As part of its evaluation, Layne, directly or through its advisors:4

[3]	Layne operates three distinct businesses with limited operating synergies.
[4]	In connection with the strategic evaluation process, Layne’s Board formally retained Greentech in June 2017. Greentech is a leading financial advisory firm with particular expertise in the infrastructure space. Greentech’s engagement agreement provides for an advisory fee in line with prevailing market rates for similar U.S. public company target transactions.

•	Analyzed the company’s prospects on a standalone basis;[5]

•	Evaluated potential strategic transactions, which included raising growth capital from new and existing sources of capital, as well as prospective acquisition, sale and expansion opportunities relating to one or more divisions of Layne’s business;

•	Communicated with ten potential strategic and financial counterparties deemed the most likely interested parties – including multinational infrastructure, water services and oilfield services companies, as well as financial sponsors – to determine their interest in exploring a strategic transaction with Layne; and

•	Explored several refinancing options that would address the upcoming maturities of Layne’s convertible notes due in 2018 and 2019, including the receipt of indicative refinancing proposals from multiple financing sources prior to signing the merger agreement with Granite. However, given the cyclical nature of Layne’s business, our recent financial performance and high leverage ratios, our analysis determined that refinancing alternatives were expensive, in some cases very dilutive to stockholders, and not in the best interest of stockholders as compared to the merger with Granite.[6]

Following the completion of this thorough review process, the Board unanimously determined that the proposed merger was in the best interests of Layne and its stockholders.

The Merger Agreement and the Board’s Underlying Process

It is important to note that a deal with Granite was reached more than a year after the parties first discussed a potential transaction. Granite initially submitted an offer of $11.75 per share. The final offer secured for Layne stockholders was materially higher and represented a significant premium to our unaffected share price. The merger agreement was executed at a time of increased day-to-day market volatility, which the Board took into account as it negotiated key terms.

In addition to the share price premium, over the course of the negotiations, Layne’s Board was able to negotiate:

[5]	For further information, please see the valuation analysis provided in Layne’s proxy statement, as prepared by the Company’s independent financial advisors. This analysis, along with other noted considerations, formed the basis on which the Board made its recommendation to approve the merger with Granite. The potential sum-of-the-parts valuation appearing in several of Layne’s prior investor presentations provided valuation ranges for our respective business segments utilizing Adjusted EBITDA, average Adjusted EBITDA and historical Adjusted EBITDA at various points in time and did not reflect all aspects of valuation necessary to calculate per-share values, including factors such as corporate overhead and present value estimates of net operating loss tax benefits.
[6]	Convertible note holders may have different interests and incentives from common stockholders.

•	a 0.27 per share exchange ratio which, when applied to Granite’s volume weighted average price (“VWAP”) for the 10-day and the 90-day period prior to the announcement of the merger, equated to a price of $17.00 per Layne share, representing a 31% and 33% premium to the 10-day and 90-day VWAP of Layne’s shares, and a 35% premium to the price of Layne immediately prior to the announcement of the merger;

•	a fixed exchange ratio, enabling Layne’s stockholders to immediately benefit from any upside in Granite’s trading price from announcement until close;[7]

•	Granite Board representation for one of Layne’s current non-executive directors to ensure continuity and familiarity with Layne’s business post-merger; and

•	provisions allowing the Layne Board to change its recommendation in the case of certain intervening events or upon receipt of a superior proposal. Since announcing the merger with Granite, Layne has not received any expressions of interest from any other party.

Additionally, the Board, working closely with its compensation committee and external advisors, ensured that management’s compensation was benchmarked and evaluated against company peers – before approving it. Management compensation was also approved on an advisory basis by Layne stockholders in “say on pay” votes in both June 2016 and June 2017.

As detailed above, the Board conducted a thorough process aimed at maximizing value for our stockholders. As Board members, we take our fiduciary duties and governance responsibilities very seriously.

Our loyalty is to you, the stockholders of Layne, and everything we do is with the best interest of the company in mind. Notwithstanding the daily fluctuations in share prices, the Board continues to believe in the strong financial and strategic merits of the proposed merger. As such, we unanimously approved the proposed merger with Granite and recommend that you vote “FOR” each of the related proposals noted in the proxy statement, which you can access at the SEC’s website (www.sec.gov) or through Layne’s Investor Relations website (investor.laynechristensen.com) — a copy is also being mailed to you. Note that one of Layne’s largest stockholders, Wynnefield Capital, has already agreed to vote its shares (which represent approximately 9% of the company’s outstanding common stock) in favor the merger with Granite.

I look forward to welcoming you to the Special Meeting that will take place on June 13, 2018 in The Woodlands, Texas.

Sincerely,

David A.B. Brown

Chairman of the Board of Directors

Layne Christensen Company

[7]	During the course of its advisory work in late 2017, Greentech provided Layne’s Board with a review of precedent transactions since 2015, including the observation that collars are uncommon in all-stock transactions outside of the financial services sector. Greentech also noted that all-stock transactions with no collar were the market norm in the vast majority of U.S. stock-for-stock transactions and ultimately recognized that the protection provided by the collar would be at the expense of price agreed to be paid by Granite.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the consummation of the proposed merger; the expected benefits of the integration of the two companies; and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Layne and Granite regarding future events and are subject to significant risks and uncertainty. Statements regarding our expected performance in the future are forward-looking statements.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Layne’s or Granite’s common stock prior to the proposed merger, or Granite’s common stock following the proposed merger. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: failure to obtain stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed merger; risks that Layne will not be integrated successfully or that Granite will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits from Layne’s operations; risks relating to unanticipated costs of integration; reductions in customer spending, or a slowdown in customer payments; unanticipated changes relating to competitive factors in the industry in which Layne and Granite participate; ability to hire and retain key personnel; ability to successfully integrate Layne’s businesses; the potential impact of announcement or consummation of the proposed merger on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the continuing recovery in the mining industry; prevailing prices for various commodities; the timing and extent of future oil and gas drilling and production in the Delaware Basin; longer term weather patterns; the availability of credit; the availability of equity or debt capital needed for the business and foreign currency fluctuations that may affect Layne’s and Granite’s results of operations. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the reports filed with the SEC and in each company’s other filings made with the SEC available at the SEC’s website at www.sec.gov.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this filing. Neither Layne nor Granite undertakes any obligation to update any such forward-looking statements to reflect any new information, subsequent events or circumstances, or otherwise, except as may be required by law.

Additional Information and Where to Find It

Granite has filed with the SEC a Registration Statement on Form S-4, which includes a prospectus with respect to Granite’s shares of common stock to be issued in the proposed merger and a proxy statement of Layne in connection with the proposed merger between Granite and Layne (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus has been sent or given to the stockholders of Layne and contains important information about the proposed merger and related matters. LAYNE’S SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Proxy Statement/Prospectus and other relevant materials and any other documents filed by the Company or Layne with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders are able to obtain copies of the Proxy Statement/Prospectus free of charge from Layne or Granite by contacting either (1) Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.layne.com or (2) Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to the Company’s Investors page on its corporate website at www.graniteconstruction.com.

No Offer or Solicitation

The information in this document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Layne and Granite and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Layne’s stockholders in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about Layne’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended January 31, 2018, which was filed with the SEC on April 10, 2018 and amended on April 20, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Layne by contacting Investor Relations by mail at Layne Christensen Company, 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, Texas 77380, Attn: Investor Relations Department, by telephone at 281-475-2600, or by going to Layne’s Investor Relations page on its corporate website at www.laynechristensen.com. Information about Granite’s directors and executive officers is set forth in Granite’s Proxy Statement on Schedule 14A for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2018, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 16, 2018. These documents are available free of charge at the SEC’s website at www.sec.gov, and from Granite by contacting Investor Relations by mail at Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076, Attn: Investor Relations Department, by telephone at 831-724-1011, or by going to Granite’s Investors page on its corporate website at www.graniteconstruction.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger included in the Proxy Statement/Prospectus that Granite has filed with the SEC.